SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 21, 2011

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated April 21, 2011: Nokia and Microsoft Sign Definitive Agreement Ahead of Schedule

STOCK EXCHANGE RELEASE

April 21, 2011

Nokia and Microsoft sign definitive agreement ahead of schedule

Key contributions to new global mobile ecosystem agreed and significant progress made on engineering of new products

Nokia Corporation
Stock exchange release
April 21, 2011 at 13.10 (CET +1)

Espoo, Finland and Redmond, US - Nokia (NYSE: NOK) and Microsoft (NASDAQ: MSFT) today announced the signing of a definitive agreement on a partnership that will result in a new global mobile ecosystem, utilizing the very complementary assets of both companies. Completed ahead of schedule, the definitive agreement is consistent with the joint announcement made on February 11.

In addition to agreeing to the terms of their partnership, including joint contributions to the development of the new ecosystem, Nokia and Microsoft also announced significant progress on the development of the first Nokia products incorporating Windows Phone. With hundreds of personnel already engaged on joint engineering efforts, the companies are collaborating on a portfolio of new Nokia devices. Nokia has also started porting key applications and services to operate on Windows Phone and joint outreach has begun to third party application developers.

“At the highest level, we have entered into a win-win partnership,” said Stephen Elop, President and CEO of Nokia Corporation. “It is the complementary nature of our assets, and the overall competitiveness of that combined offering, that is the foundation of our relationship.”

“Our agreement is good for the industry,” said Steve Ballmer, CEO of Microsoft. “Together, Nokia and Microsoft will innovate with greater speed, and provide enhanced opportunities for consumers and our partners to share in the success of our ecosystem.”

The relationship is structured around four broad areas:

1. A combination of complementary assets, which make the partnership truly unique, including:

• Nokia to deliver mapping, navigation, and certain location-based services to the Windows Phone ecosystem. Nokia will build innovation on top of the Windows Phone platform in areas such as imaging, while contributing expertise on hardware design and language support, and helping to drive the development of the Windows Phone platform. Microsoft will provide Bing search services across the Nokia device portfolio as well as contributing strength in productivity, advertising, gaming, social media and a variety of other services. The combination of navigation with advertising and search will enable better monetization of Nokia’s navigation assets and completely new forms of advertising revenue.

• Joint developer outreach and application sourcing, to support the creation of new local and global applications, including making Windows Phone developer registration free for all Nokia developers.

• Opening a new Nokia-branded global application store that leverages the Windows Marketplace infrastructure. Developers will be able to publish and distribute applications through a single developer portal to hundreds of millions of consumers that use Windows Phone, Symbian and Series 40 devices.

• Contribution of Nokia’s expertise in operator billing to ensure participants in the Windows Phone ecosystem can take advantage of Nokia’s billing agreements with 112 operators in 36 markets.

2. Microsoft will receive a running royalty from Nokia for the Windows Phone platform, starting when the first Nokia products incorporating Windows Phone ship. The royalty payments are competitive and reflect the large volumes that Nokia expects to ship, as well as a variety of other considerations related to engineering work to which both companies are committed. Microsoft delivering the Windows Phone platform to Nokia will enable Nokia to significantly reduce operating expenses.

3. In recognition of the unique nature of Nokia’s agreement with Microsoft and the contributions that Nokia is providing, Nokia will receive payments measured in the billions of dollars.

4. An agreement that recognizes the value of intellectual property and puts in place mechanisms for exchanging rights to intellectual property. Nokia will receive substantial payments under the agreement.

With the definitive agreement now signed, both companies will begin engaging with operators, developers and other partners to help the industry understand the benefits of joining the new ecosystem. At the same time, work will continue on developing Nokia products on the Windows Phone platform, with the aim of securing volume device shipments in 2012. The scale of both companies’ mutual commitment is significant and is in keeping with the intention to build a new ecosystem based on this long-term, strategic partnership.

About Nokia

Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi (www.ovi.com), people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

FORWARD-LOOKING STATEMENTS
It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks’ acquisition of the majority of Motorola’s wireless network infrastructure assets will be completed in a timely manner, or at all, and, if completed, whether Nokia Siemens Networks is able to successfully integrate the acquired business, cross-sell its existing products and services to customers of the acquired business and realize the expected synergies and benefits of the planned acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2011		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel